FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

02051475

PE 7-31-02

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of July, 2002

TELESIS NORTH COMMUNICATIONS INC.
(formerly, WEST OAK RESOURCE CORP.)
(SEC File No. 0-30596)

35 The Links Rd, Suite 210
Toronto, ON M2P 1T7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

Telesis

Press Release

TELESIS ANNNOUNCES PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA – July 8, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced a private placement. The placement will be for 3,125,000 Exchangeable Units at price of Cdn$0.16 for total proceeds of $500,000.

Each Exchangeable Unit will be convertible, at no additional cost, into units of Telesis ("Telesis Units"). Each Telesis Unit will be comprised of one common share of Telesis and two warrants. One warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.20 if exercised within 24 months from closing of the private placement and the other warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.50 if exercised within 24 months from closing of the private placement.

In connection with this placement, Telesis has agreed to issue an aggregate of up to 105,469 Telesis Units and up to Cdn$9,375 in cash to entities acting in a capacity as agents, subject to TSX approval.

Proceeds of the private placement will be used for general working capital. The units in Telesis will be subject to a hold period of four months from the closing, in accordance with TSX policy.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Adrian Stimpson
President

Tel.	+1.416.228.2373	E-mail:	investor@telesis.ca
Fax.	+1.503.210.7115	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS AMENDS PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA – July 10, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced an amendment to the private placement announcement of July 8, 2002.

The previously announced second-warrant entitling a unit holder to purchase a common share in the Company for a price of Cdn$0.50 has been rescinded. All other terms remain as before and are described below in further detail.

The placement is for 3,125,000 units each of which is comprised of one common share of Telesis and one two-year share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.20 if exercised within 24 months from closing of the private placement.

In connection with this placement, Telesis has agreed to issue the following units and cash consideration to the stated entities who acted in a capacity as agents, subject to TSX approval:

Octagon Capital Canada of Toronto, Ontario: 46,875 Units

Jones, Gable, & Company Limited of Toronto, Ontario: 58,594 Units and Cdn$9,375

Proceeds of the private placement will be used for general working capital. The units in Telesis will be subject to a hold period of four months from the closing, in accordance with TSX policy.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Adrian Stimpson
President

Tel.	+1.416.228.2373	E-mail:	investor@telesis.ca
Fax.	+1.503.210.7115	Web Site:	www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

Press Release

TELESIS ACCEPTS RESIGNATIONS OF TED MOORHOUSE AND JOHN CIARDULLO

TORONTO, ONTARIO, CANADA – July 12, 2002 – Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced that it has accepted the resignation of Mr. Ted Moorhouse, Vice-President, Corporate Communications, and Mr. John Ciardullo, Director.

Mr. Moorhouse, through his firm Cordova Pacific, was responsible for investor relations activities for Telesis. He has resigned to focus on the other interests of Cordova Pacific.

Mr. Ciardullo was a member of the board of directors since April 3, 2001, but decided to resign in order to ensure compliance with the policy of his current employer regarding outside board activities.

Telesis would like to thank both gentlemen for their service to the Company and wishes them well in their future endeavors.

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE™, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with a regional office in the UK. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Adrian Stimpson
President

Tel. 1.866.578.8935 or +1.416.228.2373 E-mail: investor@telesis.ca
Fax. +1.503.210.7115 Web Site: www.telesis.ca/s/Investors.asp

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Telesis

August 15, 2002

VIA SEDAR
PROJECT NUMBER: 00417370
TSX VENTURE EXCHANGE

Dear Sirs/Mesdames;

Re: Telesis North Communications Inc. (the "Company") - Quarterly Report- Interim Financial Statements to May 31, 2002 (Q-1 Quarterly Report)

This letter is to serve as confirmation with respect to the captioned quarterly report on Form 51-901F, together with Schedules "A", "B" and "C" thereto, that, while the Company maintains a supplemental mailing list in accordance with National Policy 41, there are currently no shareholders of the Company on such list as of the date above and, accordingly, the captioned financial statements have not been mailed to any shareholders, in accordance with the requirements of the Securities Act (British Columbia).

Thank you for your attention to this matter

Yours truly,

TELESIS NORTH COMMUNICATIONS INC.

Per:

ADRIAN STIMPSON, PRESIDENT

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ Schedule A

___ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	**Telesis North Communications Inc.**
ISSUER ADDRESS	35 The Links Road, Suite 210, Toronto, Ontario M2P 1T7
ISSUER WEBSITE	http://www.telesis.ca
ISSUER TELEPHONE NUMBER	(416) 229-9666
CONTACT PERSON	Adrian Stimpson
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(416) 229-9666
FOR QUARTER ENDED	May 31, 2002
DATE OF REPORT	July 12, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Adrian Stimpson	"Adrian Stimpson"	2002/ 07/ 12
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Elizabeth Forester	"Elizabeth Forester"	2002/ 07/ 12
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)

FOR THE First Quarter ENDED May 31, 2002

SCHEDULE "A"

1. Please refer to the unaudited consolidated financial statements for the three months ended May 31, 2002.

SCHEDULE "B"

1. **Analysis of Expenses and Deferred Costs**

Provided in Schedules A & C.

2. **Related Party Transactions**

None

3. **Summary of Securities Issued and Options Granted During the Period**

(a) Securities Issued During The First Quarter

188,008 common shares pursuant to exercises of vested incentive stock options granted to an employee and to a service provider.

(b) Options Granted During The First Quarter

Date of Grant	Optionee	Relationship to Company	No. of Options	Exercise Price
March 13, 2002	Bryan Hartley	Employee	30,000	$0.46
April 12, 2002	Frank Iadipaolo	Service Provider	70,000	$0.38
May 30, 2002	Francis Chow	Employee	60,000	$0.31

4. **Summary Of Securities As At The End Of The Reporting Period**

(a) Share Capital

Class	Par Value	Authorized	Number Issued
Common Shares	N.P.V.	100,000,000	27,316,864

(b) Options, Warrants And Convertible Securities Outstanding

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options			
Insiders	1,125,000	$0.38	February 28, 2006
Insiders	50,000	$0.76	July 6, 2006
Insiders	2,125,000	$0.38	October 2, 2006
Insider	50,000	$0.38	November 26, 2006
Insider	250,000	$0.38	February 12, 2007
Non-insiders	432,645	$0.38	February 28, 2006
Non-insiders	140,000	$0.76	July 6, 2006

Non-insiders	50,004	$0.38	September 1, 2006
Non-insiders	20,000	$0.38	February 4, 2007
Non-insiders	30,000	$0.46	March 13, 2007
Non-insiders	70,000	$0.38	April 12, 2007
Non-insiders	60,000	$0.31	May 30, 2007
Warrants	50,000	$3.00	February 28, 2003
Warrants	1,740,000	$0.50	October 2, 2003
Warrants	977,273	$0.55	December 21, 2003
Warrants	225,150	$0.55	January 15, 2004

CONVERTIBLE SECURITIES

Common Shares	None
Warrants	None
Agent's Special Warrants	None

(c) Shares In Escrow Or Subject To Pooling Agreements

	Number of Shares
Escrowed	9,653,746
Pooling Agreements	None

5. Directors And Officers Of The Company As At The Date This Report Is Signed And Filed

Name of Director
Adrian Stimpson
Elizabeth Forester
John D. Smith
Alfred Mamlet
Stephen Shaver
F. Derek Woods

Name of Officer	Office Held
F. Derek Woods	Chief Executive Officer
Adrian Stimpson	President
Taissa Romain	Secretary
Elizabeth M. Forester	Vice-president, Sales and Marketing
John D. Smith	Chief Technology Officer
Alfred Mamlet	Chairman

TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER ENDED MAY 31, 2002 AND MAY 31, 2001 (UNAUDITED)

TELESIS NORTH COMMUNICATIONS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER ENDED MAY 31, 2002 AND MAY 31, 2001 (UNAUDITED)

INDEX **Page**

Consolidated Financial Statements

TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEET
May 31, 2002 and February 28, 2002

	May 31, 2002 (Unaudited)	February 28, 2002 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ -	$ 325,119
Amounts receivable	57,812	21,848
Investment tax credits	125,323	347,085
Prepaid expenses	60,887	4,215
	244,022	698,267
Capital assets	49,648	52,497
	$ 293,670	$ 750,764
LIABILITIES		
Current		
Bank indebtedness	$ 19,064	$ -
Accounts payable and accrued liabilities	500,833	608,281
Current portion of bank loans *(Note 2)*	78,304	66,304
Deferred revenue	38,375	28,513
	636,576	703,098
Long term bank loans *(Note 2)*	129,591	158,167
	766,167	861,265
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Capital stock *(Note 3(b))*	4,186,563	4,115,110
Contributed surplus	7,000	-
Deficit	(4,666,060)	(4,225,611)
	(472,497)	(110,501)
Future operations *(Note 1(a))*		
Commitments and contingencies *(Note 8)*		
Subsequent event *(Note 11)*		
	$ 293,670	$ 750,764

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board:

"Adrian Stimpson"

"Elizabeth Forester"

TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Three months ended May 31, 2002 and May 31, 2001

	May 31, 2002 (Unaudited)	May 31, 2001 (Unaudited)
Revenue	$ 79,735	$ 106,533
Expenses:		
Research and development *(Note 7)*	225,557	238,195
Sales and marketing	101,986	321,388
General and administration	186,555	244,395
	514,098	803,978
Earnings (loss) before the undernoted	(434,363)	(697,445)
Other Expenses:		
Amortization	2,849	3,660
Interest on long-term debt	3,237	4,633
	6,086	8,293
Loss before income taxes	(440,449)	(705,738)
Income taxes	-	-
Loss for the period	$ (440,449)	$ (705,738)
Loss per common share *(Note 5)*	$ (0.016)	$ (0.028)

CONSOLIDATED STATEMENTS OF DEFICIT
Three months ended May 31, 2002 and May 31, 2001

	May 31, 2002 (Unaudited)	May 31, 2001 (Unaudited)
Deficit, beginning of year	$ (4,225,611)	$ (2,209,146)
Loss for the period	(440,449)	(705,738)
Deficit, end of period	$ (4,666,060)	$ (2,914,884)

The accompanying notes are an integral part of the consolidated financial statements

TELESIS NORTH COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
Three months ended May 31, 2002 and May 31, 2001

		May 31, 2002 (Unaudited)		May 31, 2001 (Unaudited)
Cash provided by (used in)				
Operations:				
Loss for the period	$	(440,449)	$	(705,738)
Items not involving cash:				
Amortization		2,849		3,660
Stock option compensation		7,000		-
Change in non-cash working capital:				
Amounts receivable		(35,964)		124,293
Investment tax credits		221,762		(12,500)
Prepaid expenses		(56,673)		(35,298)
Accounts payable and accrued liabilities		(107,447)		(272,970)
Deferred revenue		9,862		(10,549)
		(399,060)		(909,102)
Financing:				
Repayment of bank term loans		(16,576)		(4,000)
Shares issued from exercise of incentive stock options		71,453		-
Shares issued / to be issued on conversion of warrants		-		554,000
		54,877		550,000
Investments:				
Purchase of capital assets		-		(16,393)
		-		(16,393)
Increase (decrease) in cash and cash equivalents		(344,183)		(375,495)
Cash and cash equivalents, beginning of period		325,119		870,020
Cash and cash equivalents (bank indebtedness), end of period	$	(19,064)	$	494,525
Supplemental and cash flow information				
Cash paid for interest	$	5,860	$	5,994
Cash received for interest	$	12,366	$	6,909

The accompanying notes are an integral part of the consolidated financial statements

TELESIS NORTH COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
Three months ended May 31, 2002 (unaudited)

Telesis North Communications Inc., formerly West Oak Resource Corporation (the "Company"), is incorporated under the laws of the province of British Columbia and its principal business activities include the development and distribution of communication software for use in multiple land-line and wireless networks. The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Telesis North Inc.

1. Significant accounting policies:

(a) Future operations:

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business, notwithstanding the significant operating loss for the three months ended May 31, 2002 and the deficit as at May 31, 2002. The ability of the Company to continue as a going concern is dependent on the Company's ability to generate future profitable operations and receive continued support from its lenders, shareholders and raise external financing for which there can be no assurance regarding the success thereof.

Subsequent to May 31, 2002 and as described in note 11, the Company announced its intention to complete a private placement generating net cash proceeds of $485,000.

(b) Basis of presentation:

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as outlined in Note 1 of the audited consolidated financial statements for the year ended February 28, 2002, except as noted below:

The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective March 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. This Section applied to certain awards outstanding on the date of adoption and all awards granted on or after March 1, 2002. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. Had compensation cost for the Company's stock options been determined under the fair value based method of accounting for awards granted on or after March 1, 2002, pro forma net loss would have amounted to $(561,124) and pro forma net loss per common share would have amounted to $(0.021) for the three months ended May 31, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended May 31, 2002: dividend yield of 0%, expected volatility of approximately 132%; risk-free interest rate of 5.4%; and expected lives of 5 years. The weighted average fair value of options granted in the three months ended May 31, 2002 was $0.40.

2. Bank loans:

May 31, 2002	Bank Loan (a)	Bank Loan (b)	Total
Principal amount	$ 124,000	$ 83,895	$ 207,895
Less: current portion	(60,000)	(18,304)	(78,304)
	$ 64,000	$ 65,591	$ 129,591

February 28, 2002	Bank Loan (a)	Bank Loan (b)	Total
Principal amount	$ 136,000	$ 88,471	$ 224,471
Less: current portion	(48,000)	(18,304)	(66,304)
	$ 88,000	$ 70,167	$ 158,167

(a) The bank loan bears interest at the Prime Rate plus 3% and is payable in monthly installments of $4,000 plus interest. The loan is secured by a chattel mortgage on the computer equipment and a general security agreement. In addition, certain shareholders of the Company have given personal guarantees for the loan.

Repayment in each of the next three years is as follows:

Year ended February 28:	
2003	$ 45,000
2004	60,000
2005	19,000
	$ 124,000

(b) The bank loan bears interest at the TD-Canada Trust Prime Rate plus 2% and is payable in monthly installments of $1,525 plus interest. The loan is secured by a general security agreement covering all the assets of the Company. In addition, certain shareholders of the Company have given personal guarantees for the loan. The bank has the right to call the loan at anytime.

TELESIS NORTH COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
Three months ended May 31, 2002 (unaudited)

2. Bank loans (continued):

Repayment in each of the next five years is as follows:

Year ended February 28:	
2003	$ 13,728
2004	18,304
2005	18,304
2006	18,304
2007	15,255
	$ 83,895

3. Capital stock:

(a) Authorized:

100,000,000 preference shares without par value; issuable in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; ranking prior to the common shares with respect to dividends and distributions in event of liquidation, dissolution or winding up.

100,000,000 voting common shares without par value

(b) Issued and outstanding:

	Common shares	Amount
Balance, February 28, 2001	25,546,837	$ 2,057,528
Exercise of share purchase warrants	300,000	180,000
Exercise of share purchase warrants	372,500	409,750
Conversion of convertible notes (note 8)	2,912,048	375,000
Shares issued in lieu of finder's fees	600,000	–
Shares issued from private placement	1,740,000	696,000
Shares issued from private placement	909,091	400,000
Shares issued to agent	68,182	–
Shares issued from private placement	225,150	99,066
Share issue costs	–	(102,234)
Cancellation of shares	(5,544,952)	–
Balance, February 28, 2002	27,128,856	$ 4,115,110
Shares issued from exercise of incentive stock options	188,008	71,453
Balance, May 31, 2002	27,316,864	$ 4,186,563

3. Capital stock (continued):

(c) Escrow shares:

Pursuant to two separate escrow agreements, as amended, the following shares are held in escrow:

(i) The aggregate of 8,214,204 common shares (February, 2002: 8,978,602 common shares) will be released from escrow as to 764,398 shares on September 1, 2002 and March 1, 2003, and 1,528,795 shares every six months thereafter until completely released by September 1, 2005. The aggregate of 1,350,000 common shares (February, 2002: 1,425,000 common shares) will be released from escrow as to 75,000 shares every six months from September 1, 2002 for the first 6 months and then 150,000 every six months thereafter until completely released March 1, 2007.

(ii) The aggregate of 89,541 common shares (February, 2002: 100,734 common shares) will be released from escrow as to 22,385 shares on September 1, 2002 and every six months thereafter until completely released March 1, 2004.

(d) Warrants:

The Company has granted 2,992,423 warrants to purchase an aggregate of 2,992,423 common shares. The composition and exercise prices of the warrants outstanding at May 31, 2002 and February 28, 2002 are as follows:

	Number of warrants	Weighted average exercise price	Expiry date
February 28, 2002	3,869,923	$ 0.68	–
Warrants expired	(877,500)	(1.10)	–
May 31, 2002	2,992,423	$ 0.56	–
Comprised of:	50,000	3.00	February 28, 2003
	1,740,000	0.50	October 2, 2003
	909,091	0.55	December 21, 2003
	68,182	0.55	December 21, 2003
	225,150	0.55	January 15, 2004
	2,992,423	$ 0.56	–

TELESIS NORTH COMMUNICATIONS INC.
Notes to Consolidated Financial Statements
Three months ended May 31, 2002 (unaudited)

4. Incentive stock option plan:

Pursuant to a plan authorized by the directors on February 28, 2001, as amended, options were granted to directors, officers, employees and other service providers, entitling the holders to purchase an aggregate of an additional 20% of the issued and outstanding common shares from treasury, exercisable at a price based upon the market price on the day preceding the date of grant. These options vest over a three-year period and expire on or before the fifth anniversary of the date of grant.

A summary of the changes in the Company's Incentive Stock Option Plan (the "Plan") for the three months ended May 31, 2002 and year ended February 28, 2002 is as follows:

	3 months ended May 31, 2002		Year ended February 28, 2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance, beginning of period	4,430,657	$ 0.40	2,038,979	$3.00
Repricing of opening balance				(2.62)
	4,430,657	0.40	2,038,979	0.38
Options granted	160,000	0.37	2,960,012	0.43
Options exercised	(188,008)	(0.38)		
Options cancelled	-	-	(568,334)	(0.54)
Balance, end of period	4,402,649	0.40	4,430,657	0.40
Exercisable, end of period	1,482,995	$ 0.38	60,012	$0.38

Exercise Price	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.29	20,000	4.68	$0.29	-	$ -
0.31	60,000	5.00	0.31		
0.38	4,102,649	3.79	0.38	1,482,995	0.38
0.46	30,000	4.72	0.46		
0.76	190,000	4.04	0.76	-	-
$ .029 - 0.76	4,402,649	3.90	$0.40	1,482,995	$0.38

5. Loss per common share:

Loss per common share is computed using the weighted average number of outstanding common shares of 27,223,667 (May 2001 – 25,578,582). The effect of the conversion of the warrants and stock options on an if-converted basis has an anti-dilutive effect. Therefore no diluted loss per common share is presented.

6. Financial instruments and risk management:

(a) Foreign exchange:

Substantially all of the Company's sales are denominated in a foreign currency, which give rise to a risk that its receivables may be adversely impacted by fluctuations in foreign currency as measured against the Canadian dollar. The exchange risk is not hedged.

(b) Concentration of credit risk:

The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based on credit risk applicable to a particular customer.

At May 31, 2002, 93% (February 28, 2002 - 100%) of accounts receivable is owing from two customers. At May 31, 2002, 87% (May 31, 2001 - 88%) of revenue was derived from four customers (May 31, 2001 – two).

(c) Financial instruments

The fair values of the Company's financial instruments, being cash and cash equivalents, amounts receivable, investment tax credits, bank overdraft and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the bank loan approximates its carrying amount as the rate is similar to those currently available to the Company for similar instruments.

7. Research and development expenses:

	Three months ended May 31, 2002	2001
Salaries and consultants	$ 214,277	$237,965
Other	17,530	12,730
	231,807	250,695
Less: investment tax credits	(6,250)	(12,500)
	$ 225,557	$238,195

8. Commitments and contingencies:

(a) Commitments:

The Company is committed to the following annual amounts in respect to lease of office space and computer equipment:

Year ending February 28:	
2003	$ 86,900
2004	86,900
2005	86,900
	$ 260,700

(b) Contingencies:

(i) The company is a defendant in a claim by a former employee for $100,000 arising out of an alleged breach of contract for unpaid wages and punitive damages. The company has counterclaimed against the employee for $250,000 for negligence and breach of contract. This action has been dormant since November, 1998.

(ii) The company has a claim against it for a trademark infringement. The amount and outcome of this claim cannot be reasonably determined.

9. Segmented information:

(a) Reportable segment:

The Company has one reportable segment which is the development and distribution of communication software for use in multiple land-line and wireless networks.

(b) Geographic information:

The Company derives substantially all its revenue in North America, Europe and Asia. All of its capital assets are located in Canada and its research and development activities are conducted in Canada.

Segmented information on net sales by geographic region is as follows:

	Three months ended May 31, 2002	2001
Europe	$ 6,784	$ 34,526
Asia	48,070	62,804
North America	24,881	9,203
	$ 79,735	$106,533

10. Significant differences between Canadian and United States of America generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For May 31, 2002, there are no significant differences between Canadian GAAP and the United States of America generally accepted accounting principles ("US GAAP"). The offsetting differences between share capital and deficit as at February 28, 2002 remain unchanged.

11. Subsequent event:

Subsequent to May 31, 2002, on July 10, 2002, the Company announced its intention to complete a private placement of 3,125,000 units at a price of Cdn$0.16 per unit. Each unit is comprised of one common share of Telesis and one two-year share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.20 if exercised within 24 months from closing of the private placement. In connection with this placement, Telesis has agreed to issue the following units and cash consideration to the stated entities who acted in a capacity as agents, subject to TSX approval:

Octagon Capital Canada of Toronto, Ontario: 46,875 Units

Jones, Gable, & Company Limited of Toronto, Ontario: 58,594 Units and Cdn$9,375

After provision for other expenses related to the issue, the anticipated net proceeds of the private placement are $485,000 and will be used for general working capital purposes. The anticipated net cash proceeds of the private placement of $485,000 will be used for general working capital. The units in Telesis will be subject to a hold period of four months from the closing, in accordance with TSX policy.

Telesis North Communications Inc.

35 The Links Road Suite 210, Toronto, Ontario, M2P 1T7
Telephone: (416) 229-9666 Fax: (416) 229-1396

SCHEDULE "C"

MANAGEMENT DISCUSSION FOR THE FIRST QUARTER ENDED May 31, 2002

The Board of Directors of Telesis North Communications Inc. (the "Company", "Telesis", or "TNC") is pleased to present to the shareholders a summary of the Company's activities for the First Quarter ended May 31, 2002. Any shareholders wishing to receive further details regarding any of the information reported herein, may contact the Company at the address listed on the cover page (Form 51-901 F) of this Report.

Description of the Business

Founded in 1989, Telesis North Communications Inc. (TSX: TNC, OTCBB: TNCVF) develops and markets connectivity software that significantly improves the speed and reliability of data transfer over wireless and landline networks. The Company's flagship product, Mobile Mail Accelerator ™, allows Microsoft Outlook/Exchange users to connect to their corporate messaging system via cellular, packet-radio, satellite, PSTN dial-up, and leased lines. The Company also offers Mobile Mail SDK™, a software development kit for developers who want to make their existing applications wireless and Intersite Accelerator™, a high-speed connector for the transfer of mail and the directory information between Exchange servers. Telesis is headquartered in Toronto, Canada. The Telesis website can be found at www.telesis.ca.

Overview

The following discussion of TNC's operating results explains material changes in the Company's consolidated results of operations for the three months ended May 31, 2002, compared to the same period in the prior year. The discussion should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2002. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and TNC's actual results could differ materially from those anticipated in the forward-looking statements. TNC disclaims any obligation to update information contained in any forward-looking statements. TNC's consolidated financial statements attached to this report, have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). As such, this discussion of TNC's financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP as applicable to TNC's financial statements are summarized in Note 19 to the Company's audited consolidated financial statements for the year ended February 28, 2002.

Future operations

At May 31, 2002, TNC did not have sufficient cash flow from operations to satisfy its operational requirements and other cash commitments. The Company has introduced expense reductions and anticipates receiving further funding through term debt and/or the sale of its securities by private placement and the exercise of outstanding warrants and options. There can be no assurance that such funding sources will be secured or that the necessary regulatory approval or closing of a private placement will occur, or that such funding will be sufficient to eliminate the Company's reliance on additional sources and quantities of funding.

Subsequent to May 31, 2002, on July 10, 2002, the Company announced its intention to complete a private placement of 3,125,000 units at a price of Cdn$0.16 per unit. Each unit is comprised of one common share of Telesis and one two-year share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.20 if exercised within 24 months from closing of the private placement. In connection with this placement, Telesis has agreed to issue the following units and cash consideration to the stated entities who acted in a capacity as agents, subject to TSX approval:

Octagon Capital Canada of Toronto, Ontario: 46,875 Units
Jones, Gable, & Company Limited of Toronto, Ontario: 58,594 Units and Cdn$9,375

After provision for other expenses related to the issue, the anticipated net proceeds of the private placement are $485,000 and will be used for general working capital purposes. The units in Telesis will be subject to a hold period of four months from the closing, in accordance with TSX policy,

Operating results

Quarter ended May 31, 2002 compared to Quarter ended May 31, 2001

TNC reported a loss of $440,449 for the first quarter ended May 31, 2002 a decrease of 38% from a reported loss of $705,738 for the same period in the preceding year.

Revenue for the three months ended May 31, 2002 was $79,735, a decrease of 25% from $106,533 for the same period in preceding year. The quarter over quarter decrease in sales was largely the result of weakened market conditions which continued to negatively affect the Company and other technology providers through delays and reductions in technology spending by end customers.

At May 31, 2002, TNC's revenues have been derived in North America, Europe and Asia primarily from software licensing and support fees from third party product reseller agreements and on a direct basis to corporate clients. The following tables provide a comparative breakdown of revenues by distribution channel and territory as at May 31, 2002 and May 31, 2001:

Revenues by Distribution Channel

		May 31, 2002			May 31, 2001	
Third Party Resale Agreements	$	62,362	78%	$	94,241	88%
Corporate		17,373	22%		12,292	12%
Revenue	$	79,735	100%	$	106,533	100%

Revenues by Territory

		May 31, 2002			May 31, 2001	
Europe	$	6,784	8%	$	34,526	32%
Asia		48,070	60%		62,804	59%
North America		24,881	31%		9,203	9%
Revenue	$	79,735	100%	$	106,533	100%

TNC's operating expenses, excluding amortization of capital assets and interest on long-term debt, were $514,098 for the three months ended May 31, 2002 compared to $803,978 for the three months ended May 31, 2001, a decrease of $289,880. The quarter over quarter reduction is a result of one-time expenses relating to the reverse take-over transaction incurred in the prior year's first quarter as well as substantive expense reduction initiatives introduced by the Company in the latter half of fiscal 2002. More specifically, the decrease includes:

- A reduction in net research and development expenses of $12,638 from $238,195 for the three months ended May 31, 2001 to $225,557 for the three months ended May 31, 2002. Major decreases in various expense categories during the first quarter of fiscal 2003 occurred in net salaries, benefits and fees to full-time and contract professional staff (approximately $17,400 after giving effect to cash refunds applicable to investment tax credits), offset by net increases of approximately $4,800 in connection with computer leasing and education expenses.

- A reduction in sales and marketing expenses of $219,402 from $321,388 for the quarter ended May 31, 2001 to $101,986 for the quarter ended May 31, 2002. Major decreases in various expense categories during the first quarter of fiscal 2003 arose in salaries and benefits due to reduced headcount (approximately $24,600), travel and promotional expenses associated with trade show attendance and corporate branding activity (approximately $91,400), and investor relations activities (approximately $95,700).

- A reduction in general and administration expenses of $57,840 from $244,395 for the three months ended May 31, 2001 to $186,555 for the three months ended May 31, 2002. This change includes reductions in professional fees (approximately $55,800) pertaining largely to additional legal expenses incurred in the prior year's first quarter after completion of the reverse take over transaction, telecommunication expenses (approximately $3,700), recovery of an amount previously recorded as a bad debt (approximately $7,400), savings in rent expenses (approximately $4,800) and savings in salaries and benefit amounts for administrative personnel (approximately $28,200), offset by increases in travel and other expenses incurred by the Company's directors and officer of approximately $32,900, insurance expenses of approximately $2,900 and net increases in other expense categories of approximately $6,300.

Amortization expenses for the quarter ended May 31, 2002 declined slightly to $2,849 compared to $3,660 for the quarter ended May 31, 2001. Interest on long-term debt declined $1,396 to $3,237 for the three months ended May 31, 2002 compared to $4,633 for the three months ended May 31, 2001.

Liquidity and capital resources

Quarter ended May 31, 2002 compared to Year ended February 28, 2002 and Quarter Ended May 31, 2001

TNC reported a negative working capital of $392,554 at May 31, 2002 compared with a negative working capital of $4,831 at February 28, 2002 representing a decrease of $387,723. As of May 31, 2002, TNC had bank indebtedness of $19,064 compared with cash and cash equivalents at February 28, 2002 of $325,119, representing a decrease in cash of $344,183. Current assets, excluding cash, at May 31, 2002 decreased by $129,126 compared to February 28, 2002 which is attributable to decreases in investment tax credits of $221,762, offset by increases in amounts receivable of $35,964 and prepaid expenses of $56,672. Current liabilities, excluding bank indebtedness, at May 31, 2002 declined $85,586 compared to February 28, 2002 primarily due to reductions in accounts payable and accrued liabilities of $107,448, offset by an increase in deferred revenue of $9,862 and an increase in the current portion of bank loans of $12,000.

The Company utilized $430,600 of cash from its operating activities before net changes in non-cash working capital balances at May 31, 2002. By comparison, TNC utilized $702,078 in cash from its operating activities before net changes in non-cash working capital balances at May 31, 2001.

Net changes in non-cash working capital balances generated $31,540 of cash at May 31, 2002, decreasing cash utilized in operating activities to $399,060. By comparison, net changes in non-cash working capital balances utilized $207,024 of cash at May 31, 2001, increasing cash utilized in operating activities to $909,102.

At May 31, 2002, the Company generated $54,877 of cash through financing activities by issuing shares from the exercise of incentive stock options of $71,453, offset by repayments of bank term loans of $16,576. By comparison at May 31, 2001, TNC generated $550,000 of cash by issuing shares from the conversion of warrants of $554,000, offset by repayment of a bank term loan of $4,000.

TNC had no capital expenditures during the quarter ended May 31, 2002. By comparison, at May 31, 2001, TNC invested approximately $16,400 to acquire capital assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.

Date August 15, 2002

By: ______________________

Adrian Stimpson
President